

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2019

Paul W. Hoelscher
Executive Vice President, Chief Financial Officer
Horizon Pharma plc
Connaught House 1st Floor
1 Burlington Road
Dublin 4, D04 C5Y6, Ireland

**Re: Horizon Pharma plc**
**Form 10-K for the Fiscal Year Ended December 31, 2017**
**Filed February 28, 2018**
**File No. 001-35238**

Dear Mr. Hoelscher:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance